EXHIBIT 12
Chesapeake Utilities Corporation
Ratio of Earnings to Fixed Charges

	For the Year Ended December 31,
	2017	2016	2015	2014	2013
(in thousands, except ratio of earnings to fixed charges)
Income from continuing operations	$58,124	$44,675	41,140	36,092	$32,787
Add:
Income taxes	14,309	28,341	26,905	23,945	22,085
Portion of rents representative of interest factor	1,216	843	565	588	542
Interest on indebtedness	12,474	10,477	9,933	9,439	8,202
Amortization of debt discount and expense	171	162	74	42	33
Capitalized interest (allowed funds used during construction)	632	387	38	58	131
Earnings as adjusted	$86,926	$84,885	78,655	70,164	$63,780
Fixed Charges
Portion of rents representative of interest factor	$1,216	$843	565	588	$542
Interest on indebtedness	12,474	10,477	9,933	9,439	8,202
Amortization of debt discount and expense	171	162	74	42	33
Capitalized interest (allowed funds used during construction)	632	387	38	58	131
Fixed Charges	$14,493	$11,869	10,610	10,127	$8,908
Ratio of Earnings to Fixed Charges	6.00	7.15	7.41	6.93	7.16